As filed with the Securities and Exchange Commission on August 24, 2015

Registration No. 333-205069

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENERJEX RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Nevada	1311	88-0422242
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

4040 Broadway, Suite 508
San Antonio, TX 78209
Telephone: (210) 451-5545

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

National Corporate Research, Ltd.
202 South Minnesota Street
Carson City, NV 89703
Telephone: (888) 600-9540

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Michael E. Pfau, Esq.
Fernando Velez, Jr., Esq.
Reicker, Pfau, Pyle & McRoy LLP
1421 State Street, Ste. B
Santa Barbara, CA 93101
Telephone: (805) 966-2440

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the date this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price	Amount of registration fee
Shares offered by the Selling Stockholders(2)	2,202,474	$1.04	$2,290,572.96	$266.16	(3)

(1)	Estimated in accordance with Rule 457(c) of the Securities Act with regard to the common stock, par value $0.001 per share of the Company, based on the average of high and low prices for both classes of shares on August 21, 2015, as reported by the NYSE MKT.
(2)	These are 298,188 shares issuable upon conversion of Series B Preferred Stock and 1,904,286 shares issuable upon exercise of warrants held by the selling stockholders.
(3)	A registration fee of $986.79 was previously paid on June 17, 2015, upon the initial filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED AUGUST 24, 2015

ENERJEX RESOURCES, INC.

298,188 Shares of Common Stock issuable upon conversion of Shares of
Series B Preferred Stock offered by Selling Stockholders
1,904,286 Shares of Common Stock issuable upon exercise of warrants offered by Selling Stockholders

We are registering the resale from time to time by the selling stockholders identified in this prospectus or a supplement hereto of up to 2,202,474 shares of our common stock, which amount includes 1,904,286 shares to be issued to the selling stockholders only if and when they exercise warrants held by them, and up to 298,188 shares of our common stock that are issuable upon conversion of 521.62076 shares of Series B preferred stock currently held by certain of the selling stockholders.

The selling stockholders may offer the shares from time to time as each selling stockholder may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” or in a supplement to this prospectus. Each selling stockholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus. The registration of these shares for resale does not necessarily mean that the selling stockholders will sell any of their shares.

We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will receive gross proceeds of up to $5,236,786.50 from the exercise of the warrants, if and when they are exercised.

Our common stock is listed on the NYSE MKT under the symbol “ENRJ.” On August 21, 2015, the last reported sale price of our common stock on the NYSE MKT was $1.01.

Investing in our securities involves significant risks. See “Risk Factors” beginning on page 7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 24, 2015.

Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any accompanying prospectus supplement or free writing prospectus, and neither we nor the selling stockholders take any responsibility for any other information that others may give you. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front cover of those documents, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

As permitted by the rules and regulations of the Securities and Exchange Commission (the “SEC”), the registration statement of which this prospectus forms a part includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s website or at the SEC’s offices described below under the heading “Where You Can Find More Information.” Before investing in our securities, you should read this prospectus and any accompanying prospectus supplement or free writing prospectus, as well as the additional information described under “Where You Can Find More Information” and “Information Incorporated by Reference.”

References to the “Company,” “EnerJex,” “we,” “our” and “us” in this prospectus are to EnerJex Resources, Inc. and its consolidated subsidiaries, unless the context otherwise requires. This document includes trade names and trademarks of other companies. All such trade names and trademarks appearing in this document are the property of their respective holders.

i

ABOUT THIS PROSPECTUS

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, in any jurisdiction in which, or from any person to whom, it is unlawful to make any such offer or solicitation in such jurisdiction. The securities are not being offered in any jurisdiction where the offer of such securities is not permitted.

This prospectus provides you with a general description of the securities we may offer. Each time the selling stockholders offer a type or series of securities, the selling stockholders will provide a prospectus supplement or free writing prospectus that will contain specific information about the terms of the offering.

A prospectus supplement or free writing prospectus may include a discussion of risks or other special considerations applicable to us or the offered securities. A prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any related prospectus supplement or free writing prospectus, you must rely on the information in the prospectus supplement or free writing prospectus. This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement or free writing prospectus.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed and are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”

We have not authorized anyone to provide you with any information other than the information incorporated by reference or provided in this prospectus or any prospectus supplement. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated or deemed to be incorporated by reference in this prospectus is accurate as of any date other than the date of that document.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate information into this prospectus “by reference,” which means that we can disclose important information to you by referring you to another document that we file separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about the Company and its financial condition, business and results.

We are incorporating by reference the Company’s filings listed below and any additional documents that we may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or after the date hereof and prior to the termination of any offering, except we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K and corresponding information furnished under Item 9.01 as an exhibit thereto:

•	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”), filed with the SEC on March 31, 2015;
•	the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 15, 2015 and for the quarter ended June 30, 2015, filed with the SEC on August 14, 2015;
•	the Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 3, 2015;
•	the Company’s Current Reports on Form 8-K filed on January 6, 2015, January 20, 2015, March 11, 2015 (as amended March 13, 2015), April 15, 2015, April 22, 2015, May 5, 2015, May 8, 2015, July 16, 2015, and August 3, 2015 (except that any portions thereof which are furnished and not filed shall not be deemed incorporated); and

•	the description of our common stock contained in our Form 8-A filed on June 12, 2014, including any amendments or reports filed for the purpose of updating the description; and

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered a copy of any and all of the documents referred to herein that are summarized in this prospectus, if such person makes a written or oral request directed to:

EnerJex Resources, Inc.
4040 Broadway, Suite 508
San Antonio, TX 78209
Attn: Robert G. Watson, Jr.
(210) 451-5545

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus and any accompanying prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such statements are subject to the safe harbors created thereby. A forward-looking statement is neither a prediction nor a guarantee of future events. We try, whenever possible, to identify these forward-looking statements by using words such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “would,” and similar expressions. Forward-looking statements are related to, among other things:

•	Business objectives and strategic plans;
•	Operating strategies;
•	The need for additional financing;
•	Our products current state of development;
•	Competition in various aspects of our business; and
•	Other risks detailed in our reports.

Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, such expectations may prove to be materially incorrect due to known or unknown risks and uncertainties.

In addition, the factors described under Critical Accounting Policies and Estimates in Part II, Item 7, and Risk Factors in Part I, Item 1A in our most recent Annual Report on Form 10-K, which is incorporated herein by reference into this prospectus, as well as other possible factors not listed, could cause actual results it differ materially from those expressed in forward-looking statements, including, without limitation, the following: declining economic conditions and worsening geopolitical conditions; future profitability is subject to inherent risks in oil and gas; oil and gas prices are volatile; 34% of our total reserves consist of undeveloped reserves; uncertainties in estimating proved reserves; uncertainties in operating risks; changes in availability of capital and credit facility borrowings; effectiveness of management; and changes in accounting standards, policies and practices or related interpretations by auditors or regulatory entities.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

OFFERING SUMMARY

The following is a brief description of certain terms of this offering and does not purport to be complete. For a more complete description of the terms of the common stock, see “Description of Securities” beginning on page 24 of this prospectus.

Common Stock to be offered by the selling stockholders:
Up to 2,202,474 shares.
Common stock outstanding immediately after this offering:
10,626,635 shares.
Use of proceeds:
Although we are paying the expenses related to the registration of the shares being offered by us and the selling stockholders, we will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. The selling stockholders will receive all of the net proceeds and bear all commissions and discounts, if any, from the sales of our common stock offered by them pursuant to this prospectus.
NYSE MKT symbol:
Common stock: “ENRJ”
Common Stock dividend policy:
We have not in the past declared any dividends with regard to our common stock. The declaration, timing and amount of any such dividends will be at the sole discretion of our board of directors and will depend on a variety of factors, including general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including our loan agreements and such other factors as our board of directors may deem relevant.
Risk Factors:
Investing in our securities involves substantial risks. You should carefully review and consider the “Risk Factors” section of this prospectus for a discussion of factors to consider before deciding to invest in our securities.
Recent Developments
The Company holds a minority interest in a corporation that closed on a sale of its principal assets. We expect to receive a distribution of approximately $1.75 million from such corporation within the next 30 days.
In connection with the recent amendment to our credit facility allowing us to establish a $1 million segregated account available for payment of Series A preferred stock dividends through October 2015, and to pay the for May 2015 dividend with funds are outside of the $1 million segregated account.
Our largest stockholder, West Coast Opportunity Fund, LLC, recently made a pro rata distribution of its shares of our common stock to its members. As a result ownership of our shares is no longer concentrated in an entity controlled by members of our board of directors.

Recent Adverse Developments
Pursuant to full cost accounting rules, we must perform a ceiling test each quarter on its proved oil and natural gas assets within each separate cost center. All of our costs are included in one cost center because all of the Company’s operations are located in the United States. Our ceiling test was calculated using trailing twelve-month, unweighted-average first-day-of-the-month prices for oil and natural gas as of March 31, 2015, which were based on a West Texas Intermediate oil price of $78.82 per Bbl and a Henry Hub natural gas price of $3.74 per MMBtu (adjusted for basis and quality differentials), respectively. Utilizing these prices, the calculated ceiling amount was less than the net capitalized cost of oil and natural gas properties as of March 31, 2015, and as a result, a pre-tax write-down of $16.4 million was recorded at March 31, 2015. Additional material write-downs of the Company’s oil and gas properties will occur in subsequent quarters in the event that oil and natural gas prices remain at current depressed levels, or if we experience significant downward adjustments to its estimated proved reserves.

ABOUT ENERJEX RESOURCES, INC.

Overview

We operate as an independent exploration and production company focused on the acquisition and development of oil and natural gas properties located in the mid-continent region of the United States.

Our primary business objective is to increase our oil and natural gas production, reserves, and cash flow in a manner that is accretive for our shareholders by acquiring and developing properties that have low production decline rates and offer abundant drilling opportunities with low risk profiles.

We drilled 52 oil wells in 2014 with a 98% success rate, and our ratio of proved reserves to production is 20.8 years based on our annualized production volumes for the year ended December 31, 2014.

As of December 31, 2014, we owned oil and natural gas leases covering more than 90,000 net acres in Kansas, Colorado, Nebraska, and Texas, of which approximately 64% is held by production. We have identified more than 500 drilling locations on this acreage from which we expect to recover commercial quantities of oil and natural gas.

Our total net proved oil and natural gas reserves as of December 31, 2014 were 4.4 million barrels of oil equivalent (Boe), of which 69% was oil. Of the 4.4 million Boe of total proved reserves, approximately 50% were classified as proved developed producing, approximately 19% were classified as proved developed non-producing, and approximately 31% were classified as proved undeveloped. The total PV10 (present value) of our proved reserves as of December 31, 2014 was $64.3 million and as of March 31, 2015 was $47.3 million.

Strategy

The principal elements of our business strategy are to:

•	Develop Our Existing Properties. We plan to increase our oil and natural gas production, reserves, and cash flow by developing our extensive inventory of drilling locations that we have identified on our existing properties.
•	Maximize Operational Control. We seek to operate and maintain a substantial working interest in the majority of our properties. We believe the ability to control our drilling inventory will provide us with the opportunity to more efficiently allocate capital, manage resources, control operating and development costs, and utilize our experience and knowledge of oil and gas field technologies.
•	Pursue Selective Acquisitions and Joint Ventures. We believe our local presence in Kansas, Colorado, Nebraska, and Texas makes us well-positioned to pursue selected acquisitions and joint venture arrangements.
•	Reduce Unit Costs Through Economies of Scale and Efficient Operations. As we increase our oil and natural gas production and develop our existing properties, we expect that our unit cost structure will benefit from economies of scale. In particular, we anticipate reducing unit costs through greater utilization of our existing infrastructure over a larger number of wells.
•	Reduce Oil Price Risk. We seek to minimize the risk to our business of a decline in future oil prices by entering into derivative or physical hedging arrangements with respect to a portion of our anticipated future oil production.

We were formerly known as Millennium Plastics Corporation and were incorporated in the State of Nevada on March 31, 1999. We abandoned a prior business plan focusing on the development of biodegradable plastic materials. In August 2006, we acquired Midwest Energy, Inc., a Nevada corporation, pursuant to a reverse merger. After the merger, Midwest Energy became a wholly owned subsidiary, and as a result of the merger the former Midwest Energy stockholders controlled approximately 98% of our outstanding shares of common stock. We changed our name to EnerJex Resources, Inc. in connection with the merger, and in November 2007 we changed the name of Midwest Energy (now our wholly owned subsidiary) to EnerJex Kansas, Inc. All of our current operations are conducted through EnerJex Kansas, Inc., Black Raven Energy, Inc., and Black Sable Energy, LLC, and our leasehold interests are held in our wholly owned subsidiaries Black Raven Energy, Inc., Adena, LLC, Black Sable Energy, LLC, Working Interest, LLC, and EnerJex Kansas, Inc.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below, as well as the risks described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014 and the other filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, which we have incorporated herein by reference. Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks, and the market or trading price of our securities could decline due to any of these risks. In addition, please read “Disclosure Regarding Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to our Business

We do not have positive cash flow from operations excluding the benefit of our hedge positions, and we will likely need to pursue a material strategic transaction to continue operations.

Unless oil prices rebound materially, we will not be able to achieve positive cash flow from operations excluding the benefit of revenues we are generating from our hedging contracts. After our hedge positions expire, we will not have sufficient cash flow to sustain our operations and debt burden on a long term basis. As a result, we will likely need to engage in a merger or other transaction with another oil and gas company whose assets are less leveraged than ours or complete a significant acquisition which would require raising additional capital and/or the issuance of additional securities.

Our recent issuance in May 2015 of Series A preferred stock with a 10% dividend on par value, and the plan to reserve sufficient funds to pay dividends on our Series A preferred stock at least through October 2015, represent a further leveraging of our balance sheet in an effort to raise working capital with which to bridge to a material strategic transaction and fund operations. There are material risks in that strategy, including that we may not be able to close such a strategic transaction before we use up our available net working capital, and that we may need to suspend payment of the dividend on the preferred stock after October 2015 if no transaction is completed by that time. The suspension of payment of dividends may have an adverse impact on our stock price, which in turn may have a material adverse impact on our ability to close a material strategic transaction of the sort described above.

In certain sales, mergers, or other business combinations, there is a risk that the counterparty may condition the closing upon a change in the terms of the Series A preferred stock or may effect a tender for such shares at a price that is significantly less than the liquidation preference of the Series A preferred stock, which would have a material adverse impact on the value of such shares.

Our ability to pay dividends on the Series A preferred stock is subject to bank approval until we meet certain loan covenants, and we cannot assure that we will be able to pay any Series A preferred stock dividends after October 2015 without further bank approval.

Pursuant to the terms and conditions of our credit facility, as recently amended, our ability to pay dividends is subject to bank approval until we meet certain loan covenants. Our bank consented to the release from the bank lien of $1 million to be segregated in an account for the purpose of paying Series A preferred stock dividends through October 2015 and allowed us to pay the May 2015 dividend with funds outside of the $1 million segregated account. We anticipate that such funds are sufficient to pay dividends on our issued and outstanding shares of Series A preferred stock until October 2015. After October 2015, we anticipate that we will need further bank consent to pay dividends, and there is no guarantee that the bank will consent to the payment of any further dividends, even if we had funds to pay such dividends. After the earlier of November 1, 2015 and exhaustion of the $1 million, the decision to declare further dividends will depend on the circumstances that then exist. Any failure to pay dividends on our Series A preferred stock may adversely affect our stock price.

Our 2014 oil and gas reserve report shows a decline in our estimated reserves, which will have adverse implications to our business.

Our 2014 oil and gas reserve report shows a material decline in our estimated reserves from 2013. This decline will affect our schedule of future production and development drilling operations.

Our maximum borrowings under our credit facility are subject to reduction based upon a borrowing base calculation, which is re-determined using updated reserve reports. Because our 2014 reserve report shows materially reduced available reserves as discussed above, our borrowing base was similarly reduced. We recently negotiated and entered into an amendment of our credit facilities in which, among other things, our lender: (i) redetermined the borrowing base based upon the 2014 reserve report, (ii) imposed affirmative obligations on us to use a portion of proceeds received with regard to future sales of securities or certain assets to repay the loan, (iii) consented to our non-compliance with certain terms of the credit agreement, and (iv) waived certain provisions of the credit agreement. There is no guarantee that we will be able to meet the requirements of our amended facility. If our borrowing base does not improve, then the restrictions imposed under the amendment to our credit facilities and any other requirements from our lenders may affect our ability to pay ordinary operating expenses as they become due, operate and grow our production activities, and pay dividends on our Series A preferred stock. All of those factors may adversely affect the results of our operations and our stock price.

Current volatile market conditions and significant fluctuations in energy prices may continue indefinitely, negatively affecting our business prospects and viability.

The oil and gas markets are very volatile, and we cannot predict future oil and natural gas prices. Historically, oil and natural gas prices have been volatile and are subject to fluctuations in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control. Any substantial decline in the price of oil and natural gas will likely have a material adverse effect on our planned operations and financial condition.

Declining economic conditions and worsening geopolitical conditions could negatively impact our business

Our operations are affected by local, national and worldwide economic conditions. Markets in the United States and elsewhere have been experiencing volatility and disruption for more than 5 years, due in part to the financial stresses affecting the liquidity of the banking system and the financial markets generally. The consequences of a potential or prolonged recession may include a lower level of economic activity and uncertainty regarding energy prices and the capital and commodity markets.

In addition, actual and attempted terrorist attacks in the United States, Middle East, Southeast Asia and Europe, and war or armed hostilities in the Middle East, the Persian Gulf, North Africa, Iran, North Korea or elsewhere, or the fear of such events, could further exacerbate the volatility and disruption to the financial markets and economy.

While the ultimate outcome and impact of the current economic conditions cannot be predicted, a lower level of economic activity might result in a decline in energy consumption, which may materially adversely affect the price of oil and gas, our revenues, liquidity and future growth. Instability in the financial markets, as a result of recession or otherwise, also may affect the cost of capital and our ability to raise capital.

The oil and natural gas business involves numerous uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

Our development, exploitation and exploration activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economical. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

The oil and natural gas business involves a variety of operating risks, including:

•	unexpected operational events and/or conditions;
•	reductions in oil and natural gas prices;
•	limitations in the market for oil and natural gas;
•	adverse weather conditions;
•	facility or equipment malfunctions;
•	title problems;
•	oil and gas quality issues;
•	pipe, casing, cement or pipeline failures;
•	natural disasters;
•	fires, explosions, blowouts, surface cratering, pollution and other risks or accidents;
•	environmental hazards, such as oil spills, pipeline ruptures and discharges of toxic gases;
•	compliance with environmental and other governmental requirements; and
•	uncontrollable flows of oil or natural gas or well fluids.

If we experience any of these problems, it could affect well bores, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

•	injury or loss of life;
•	severe damage to and destruction of property, natural resources and equipment;
•	pollution and other environmental damage;
•	clean-up responsibilities;
•	regulatory investigation and penalties;
•	suspension of our operations; and
•	repairs to resume operations.

Because we use third-party drilling contractors to drill our wells, we may not realize the full benefit of worker compensation laws in dealing with their employees. Our insurance does not protect us against all operational risks. We do not carry business interruption insurance at levels that would provide enough funds for us to continue operating without access to other funds. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could impact our operations enough to force us to cease our operations.

Drilling wells is speculative, and any material inaccuracies in our forecasted drilling costs, estimates or underlying assumptions will materially affect our business.

Developing and exploring for oil and natural gas involves a high degree of operational and financial risk, which precludes definitive statements as to the time required and costs involved in reaching certain objectives. The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including geological conditions, weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of an oil or gas well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. Substantially all of our wells drilled through March 31, 2015 have been development wells and a majority of the wells drilled by Black Raven have been considered by Black Raven to be development wells. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic. Our initial drilling and development sites, and any potential additional sites that may be developed, require significant additional exploration and development, regulatory approval and commitments of resources prior to commercial development. If our actual drilling and development costs are significantly more than our estimated costs, we may not be able to continue our business operations as proposed and would be forced to modify our plan of operation.

Development of our reserves, when established, may not occur as scheduled and the actual results may not be as anticipated. Drilling activity and lack of access to economically acceptable capital may result in downward adjustments in reserves or higher than anticipated costs. Our estimates will be based on various assumptions, including assumptions over which we have no control and assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. We have limited control over our operations that affect, among other things, acquisitions and dispositions of properties, availability of funds, use of applicable technologies, hydrocarbon recovery efficiency, drainage volume and production decline rates that are part of these estimates and assumptions and any variance in our operations that affects these items within our control may have a material effect on reserves. The process of estimating our oil and gas reserves is extremely complex, and requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Our estimates may not be reliable enough to allow us to be successful in our intended business operations. Our actual production, revenues, taxes, development expenditures and operating expenses will likely vary from those anticipated. These variances may be material.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our cash flows and income.

Unless we conduct successful development, exploitation and exploration activities or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing oil and gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and gas production, and, therefore our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may be unable to make such acquisitions because we are:

•	unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them;
•	unable to obtain financing for these acquisitions on economically acceptable terms; or
•	outbid by competitors.

If we are unable to develop, exploit, find or acquire additional reserves to replace our current and future production, our cash flow and income will decline as production declines, until our existing properties would be incapable of sustaining commercial production.

Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often incomplete or inconclusive.

Our reviews of acquired properties can be inherently incomplete because it is not always feasible to perform an in-depth review of the individual properties involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, plugging or orphaned well liability are not necessarily observable even when an inspection is undertaken.

We must obtain governmental permits and approvals for drilling operations, which can result in delays in our operations, be a costly and time consuming process, and result in restrictions on our operations.

Regulatory authorities exercise considerable discretion in the timing and scope of well drilling permit issuances in the region in which we operate. Compliance with the requirements imposed by these authorities can be costly and time consuming and may result in delays in the commencement or continuation of our exploration or production operations and/or fines. Regulatory or legal actions in the future may materially interfere with our operations or otherwise have a material adverse effect on us. In addition, we are often required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that a proposed project may have on the environment, threatened and endangered species, and cultural and archaeological artifacts. Accordingly, the well drilling permits we need may not be issued, or if issued, may not be issued in a timely fashion, or may involve requirements that restrict our ability to conduct our operations or to do so profitably.

Cost and availability of drilling rigs, equipment, supplies, personnel and other services could adversely affect our ability to execute on a timely basis our development, exploitation and exploration plans.

Shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts for drilling rigs and drilling rigs may not be readily available when we need them. Drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

Our exposure to possible leasehold defects and potential title failure could materially adversely impact our ability to conduct drilling operations.

We obtain the right and access to properties for drilling by obtaining oil and natural gas leases either directly from the hydrocarbon owner, or through a third party that owns the lease. The leases may be taken or assigned to us without title insurance. There is a risk of title failure with respect to such leases, and such title failures could materially adversely impact our business by causing us to be unable to access properties to conduct drilling operations.

We operate in a highly competitive environment and our competitors may have greater resources than do we.

The oil and natural gas industry is intensely competitive and we compete with other companies, many of which are larger and have greater financial, technological, human and other resources. Many of these companies not only explore for and produce crude oil and/or natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. Such companies may be able to pay more for productive oil and properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, such companies may have a greater ability to continue exploration activities during periods of low oil and gas market prices. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. If we are unable to compete, our operating results and financial position may be adversely affected.

Oil and gas prices are volatile. Future volatility may cause negative change in cash flows which may result in our inability to cover our operating or capital expenditures.

Our future revenues, profitability, future growth and the carrying value of our properties depend substantially on the prices we may realize for our oil and gas production. Our realized prices may also affect the amount of cash flow available for operating or capital expenditures and our ability to borrow and raise additional capital.

Oil and gas prices are subject to wide fluctuations in response to relatively minor changes in or perceptions regarding supply and demand. Historically, the markets for oil and gas have been volatile, and they are likely to continue to be volatile in the future. Among the factors that can cause this volatility are:

•	commodities speculators;
•	local, national and worldwide economic conditions;
•	worldwide or regional demand for energy, which is affected by economic conditions;
•	the domestic and foreign supply of oil and gas;
•	weather conditions;
•	natural disasters;
•	acts of terrorism;
•	domestic and foreign governmental regulations and taxation;
•	political and economic conditions in oil and gas producing countries, including those in the Middle East and South America;
•	impact of the U.S. dollar exchange rates on oil and gas prices;
•	the availability of refining capacity;
•	actions of the Organization of Petroleum Exporting Countries, or OPEC, and other state controlled oil and gas companies relating to oil and gas price and production controls; and
•	the price and availability of other fuels.

It is impossible to predict oil and gas price movements with certainty. A drop in oil and gas prices may not only decrease our future revenues on a per unit basis but also may reduce the amount of oil and gas that we can produce economically. A substantial or extended decline in oil and gas prices would materially and adversely affect our future business enough to potentially force us to cease our business operations. In addition, our reserves, financial condition, results of operations, liquidity and ability to finance and execute planned capital expenditures will also suffer in such a price decline.

Our business is affected by local, national and worldwide economic conditions and the condition of the oil and natural gas industry.

Recent economic data indicates the rate of economic growth worldwide has declined significantly from the growth rates experienced in recent years. Current economic conditions have resulted in uncertainty regarding energy and commodity prices. In addition, future economic conditions may cause many oil and natural gas production companies to further reduce or delay expenditures in order to reduce costs, which in turn may cause a further reduction in the demand for drilling services. If conditions worsen, our business and financial condition may be adversely impacted.

Our business involves numerous operating hazards, and our insurance and contractual indemnity rights may not be adequate to cover our losses.

Our operations are subject to the usual hazards inherent in the drilling and operation of oil and natural gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punch throughs, craterings, fires and pollution. The occurrence of these events could result in the suspension of drilling or production operations, claims by the operator and others affected by such events, severe damage to, or destruction of, the property and equipment involved, injury or death to drilling personnel, environmental damage and increased insurance costs. We may also be subject to personal injury and other claims of drilling personnel as a result of our drilling operations. Operations also may be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services and personnel shortages.

Damage to the environment could result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by host governments, oil and natural gas companies and other businesses operating offshore and in coastal areas, as well as claims by individuals living in or around coastal areas.

As is customary in our industry, the risks of our operations are partially covered by our insurance and partially by contractual indemnities from our customers. However, insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks. Moreover, pollution and environmental risks generally are not fully insurable. If a significant accident or other event resulting in damage to our drilling units, including severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial condition and results of operations.

Our business is subject to numerous governmental laws and regulations, including those that may impose significant costs and liability on us for environmental and natural resource damages.

Many aspects of our operations are affected by governmental laws and regulations that may relate directly or indirectly to the contract drilling industry, including those requiring us to control the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection. Countries where we currently operate have environmental laws and regulations covering the discharge of oil and other contaminants and protection of the environment in connection with operations. Additionally, our operations and activities in the United States and its territorial waters are subject to numerous environmental laws and regulations, including the Clean Water Act, the OPA, the Outer Continental Shelf Lands Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, the Resource Conservation and Recovery Act and MARPOL. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, the denial or revocation of permits or other authorizations and the issuance of injunctions that may limit or prohibit our operations.

Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations relating to exploratory or development drilling for oil and natural gas could materially limit future contract drilling opportunities or materially increase our costs. In addition, we may be required to make significant capital expenditures to comply with such laws and regulations.

In addition, some financial institutions are imposing, as a condition to financing, requirements to comply with additional non-governmental environmental and social standards in connection with operations outside the United States, such as the Equator Principles, a credit risk management framework for determining, assessing and managing environmental and social risk in project finance transactions. Such additional standards could impose significant new costs on us, which may materially and adversely affect us.

Changes in U.S. federal laws and regulations, or in those of other jurisdictions where we operate, including those that may impose significant costs and liability on us for environmental and natural resource damages, may adversely affect our operations.

If the U.S. government amends or enacts new federal laws or regulations, our potential exposure to liability for operations and activities in the United States and its territorial waters may increase. Although the Oil Pollution Act of 1990 provides federal caps on liability for pollution or contamination, future laws and regulations may increase our liability for pollution or contamination resulting from any operations and activities that the Company may have in the United States and its territorial waters including punitive damages and administrative, civil and criminal penalties. Additionally, other jurisdictions where we operate have modified, or may in the future modify, their laws and regulations in a manner that would increase our liability for pollution and other environmental damage.

Our financial condition may be adversely affected if we are unable to identify and complete future acquisitions, fail to successfully integrate acquired assets or businesses we acquire, or are unable to obtain financing for acquisitions on acceptable terms.

The acquisition of assets or businesses that we believe to be complementary to our exploration and production operations is an important component of our business strategy. We believe that acquisition opportunities for EnerJex, such as the merger with Black Raven, may arise from time to time, and that any such acquisition could be significant. At any given time, discussions with one or more potential sellers may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction, and we may not be able to identify or complete any acquisitions. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our securities. Our business is capital intensive and any such transactions could involve the payment by us of a substantial amount of cash. We may need to raise additional capital through public or private debt or equity financings to execute our growth strategy and to fund acquisitions. Adequate sources of capital may not be available when needed on favorable terms. If we raise additional capital by issuing additional equity securities, existing stockholders may be diluted. If our capital resources are insufficient at any time in the future, we may be unable to fund acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Any future acquisitions could present a number of risks, including:

•	the risk of using management time and resources to pursue acquisitions that are not successfully completed;
•	the risk of incorrect assumptions regarding the future results of acquired operations;
•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and
•	the risk of diversion of management's attention from existing operations or other priorities.

If we are unsuccessful in completing acquisitions of other operations or assets, our financial condition could be adversely affected and we may be unable to implement an important component of our business strategy successfully. In addition, if we are unsuccessful in integrating our acquisitions in a timely and cost-effective manner, our financial condition and results of operations could be adversely affected.

The loss of some of our key executive officers and employees could negatively impact our business prospects.

Our future operational performance depends to a significant degree upon the continued service of key members of our management as well as marketing, sales and operations personnel. The loss of one or more of our key personnel could have a material adverse effect on our business. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and operations personnel. We may experience intense competition for personnel, and we cannot assure you that we will be able to retain key employees or that we will be successful in attracting, assimilating and retaining personnel in the future.

Failure to employ a sufficient number of skilled workers or an increase in labor costs could hurt our operations.

We require skilled personnel to operate and provide technical services to, and support for, our drilling units. In periods of increasing activity and when the number of operating units in our areas of operation increases, either because of new construction, re-activation of idle units or the mobilization of units into the region, shortages of qualified personnel could arise, creating upward pressure on wages and difficulty in staffing. The shortages of qualified personnel or the inability to obtain and retain qualified personnel also could negatively affect the quality and timeliness of our work. In addition, our ability to expand operations depends in part upon our ability to increase the size of the skilled labor force.

Risks Related to EnerJex

Anti-takeover provisions in our charter and bylaws may prevent or frustrate attempts by stockholders to change the board of directors or management and could make a third-party acquisition of the company difficult.

Our amended and restated articles of incorporation and bylaws, as amended, contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares.

These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and have a negative effect on the price at which shares of our Series A preferred stock trade.

We have sustained losses in the past, and our future profitability is subject to many risks inherent in the oil and natural gas exploration and production industry.

Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing and maintaining a business in the exploration and production industry. There is nothing conclusive at this time on which to base an assumption that our business operations will prove to be successful or that we will be able to operate profitably. Our future operating results will depend on many factors, including:

•	the future prices of oil and gas;
•	our ability to raise adequate capital;
•	success of our development and exploration efforts;
•	our ability to manage our operations cost effectively;
•	effects of our hedging strategies;
•	demand for oil and gas;
•	the level of our competition;
•	our ability to attract and maintain key management, employees and operators;
•	transportation and processing fees on our facilities;
•	fuel conservation measures;
•	alternate fuel requirements or advancements;
•	government regulation and taxation;
•	technical advances in fuel economy and energy generation devices; and
•	our ability to efficiently explore, develop and produce sufficient quantities of marketable oil and gas in a highly competitive and speculative environment while maintaining quality and controlling costs.

To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above, along with continually developing ways to enhance our production efforts. Despite our best efforts, we may not be successful in our development efforts or obtain required regulatory approvals. There is a possibility that some of our wells may never produce oil or gas in sustainable or economic quantities.

We will need additional capital in the future to finance our planned growth, which we may not be able to raise or may only be available on terms unfavorable to us or our stockholders, which may result in our inability to fund our working capital requirements and harm our operational results.

We have and expect to continue to have substantial capital expenditure and working capital needs. We will need to rely on cash flow from operations and borrowings under our credit facility or raise additional cash to fund our operations, pay outstanding long-term debt, fund our anticipated reserve replacement needs and implement our growth strategy, or respond to competitive pressures and/or perceived opportunities, such as investment, acquisition, exploration, work-over and development activities.

If low oil and gas prices, operating difficulties, constrained capital sources or other factors, many of which are beyond our control, cause our revenues or cash flows from operations to decrease, we may be limited in our ability to spend the capital necessary to complete our development, production exploitation and exploration programs. If our resources or cash flows do not satisfy our operational needs, we will require additional financing, in addition to anticipated cash generated from our operations, to fund our planned growth. Additional financing might not be available on terms favorable to us, or at all. If adequate funds were not available or were not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, develop or enhance our business or otherwise respond to competitive pressures would be significantly limited. In such a capital restricted situation, we may curtail our acquisition, drilling, development, and exploration activities or be forced to sell some of our assets on an untimely or unfavorable basis. Our current plans to address a drop in crude oil prices are to maintain hedges covering a portion of our expected future oil production and to reduce both capital and operating expenditures to a level equal to or below cash flow from operations. However, our plans may not be successful in improving our results of operations and liquidity.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced, and these newly issued securities might have rights, preferences or privileges senior to those of existing stockholders, including rights that are senior to those of holders of our Series A preferred stock.

Approximately 31% of our total proved reserves as of December 31, 2014 consist of undeveloped reserves, and those reserves may not ultimately be developed or produced.

Our estimated total proved PV10 (present value) before tax of reserves as of December 31, 2014 was $64.3 million, versus $102 million as of December 31, 2013. Of the 4.4 million net barrels of oil equivalent at December 31, 2014, approximately 50% are proved developed producing, approximately 19% are classified as proved developed non-producing and approximately 31% are classified as proved undeveloped.

Assuming we can obtain adequate capital resources, we plan to develop and produce all of our proved reserves, but ultimately some of these reserves may not be developed or produced. Furthermore, not all of our undeveloped reserves may be ultimately produced in the time periods we have planned, at the costs we have budgeted, or at all.

Because we face uncertainties in estimating proved recoverable reserves, you should not place undue reliance on such reserve information.

Our reserve estimates and the future net cash flows attributable to those reserves at December 31, 2014 were prepared by MHA Petroleum Consultants LLC, an independent petroleum consultant. There are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond our control and the control of these independent consultants and engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that can be economically extracted, which cannot be measured in an exact manner. The accuracy of an estimate of quantities of reserves, or of cash flows attributable to these reserves, is a function of the available data, assumptions regarding future oil and gas prices, expenditures for future development and exploitation activities, and engineering and geological interpretation and judgment. Reserves and future cash flows may also be subject to material downward or upward revisions based upon production history, development and exploitation activities and oil and gas prices. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and value of cash flows from those reserves may vary significantly from the assumptions and estimates in our reserve reports. Any significant variance from these assumptions to actual figures could greatly affect our estimates of reserves, the economically recoverable quantities of oil and gas attributable to any particular group of properties, the classification of reserves based on risk of recovery, and estimates of the future net cash flows. In addition, reserve engineers may make different estimates of reserves and cash flows based on the same available data. The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to those reserves included in this report were prepared by MHA Petroleum Consultants LLC in accordance with rules of the Securities and Exchange Commission, or SEC, and are not intended to represent the fair market value of such reserves.

The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated reserves. We base the estimated discounted future net cash flows from our proved reserves on prices and costs. However, actual future net cash flows from our oil and gas properties also will be affected by factors such as:

•	geological conditions;
•	assumptions governing future oil and gas prices;
•	amount and timing of actual production;
•	availability of funds;
•	future operating and development costs;
•	actual prices we receive for oil and gas;
•	changes in government regulations and taxation; and
•	capital costs of drilling new wells.

The timing of both our production and our incurrence of expenses in connection with the development and production of our properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with our business or the oil and gas industry in general.

The differential between the New York Mercantile Exchange, or NYMEX, or other benchmark price of oil and gas and the wellhead price we receive could have a material adverse effect on our results of operations, financial condition and cash flows.

The prices that we received for our oil production in Texas, Colorado and Kansas are typically based on a discount to the relevant benchmark prices, such as NYMEX, that are used for calculating hedge positions. In Colorado, the prices that we receive for our natural gas production is based upon local market conditions but generally we receive a discount to Henry Hub. The difference between the benchmark price and the price we receive is called a differential. We cannot accurately predict oil and gas differentials. Production increases from competing North American producers, in conjunction with limited refining and pipeline capacity, have gradually widened this differential. Recent economic conditions, including volatility in the price of oil and gas, have resulted in both increases and decreases in the differential between the benchmark price for oil and gas and the wellhead price we receive. These fluctuations could have a material adverse effect on our results of operations, financial condition and cash flows by decreasing the proceeds we receive for our oil and gas production in comparison to what we would receive if not for the differential.

In order to exploit successfully our current oil and gas leases and others that we acquire in the future, we will need to generate significant amounts of capital.

The oil and natural gas exploration, development and production business is a capital-intensive undertaking. In order for us to be successful in acquiring, investigating, developing, and producing oil and gas from our current mineral leases and other leases that we may acquire in the future, we will need to generate an amount of capital in excess of that generated from our results of operations. In order to generate that additional capital, we may need to obtain an expanded debt facility and issue additional shares of our equity securities. There can be no assurance that we will be successful in ether obtaining that expanded debt facility or issuing additional shares of our equity securities, and our inability to generate the needed additional capital may have a material adverse effect on our prospects and financial results of operations. If we are able to issue additional equity securities in order to generate such additional capital, then those issuances may occur at prices that represent discounts to our trading price, and will dilute the percentage ownership interest of those persons holding our shares prior to such issuances. Unless we are able to generate additional enterprise value with the proceeds of the sale of our equity securities, those issuances may adversely affect the value of our shares that are outstanding prior to those issuances.

A significant portion of our potential future reserves and our business plan depend upon secondary recovery techniques to establish production. There are significant risks associated with such techniques.

We anticipate that a significant portion of our future reserves and our business plan will be associated with secondary recovery projects that are either in the early stage of implementation or are scheduled for implementation subject to availability of capital. We anticipate that secondary recovery will affect our reserves and our business plan, and the exact project initiation dates and, by the very nature of waterflood operations, the exact completion dates of such projects are uncertain. In addition, the reserves and our business plan associated with these secondary recovery projects, as with any reserves, are estimates only, as the success of any development project, including these waterflood projects, cannot be ascertained in advance. If we are not successful in developing a significant portion of our reserves associated with secondary recovery methods, then the project may be uneconomic or generate less cash flow and reserves than we had estimated prior to investing the capital. Risks associated with secondary recovery techniques include, but are not limited to, the following:

•	higher than projected operating costs;
•	lower-than-expected production;
•	longer response times;
•	higher costs associated with obtaining capital;
•	unusual or unexpected geological formations;
•	fluctuations in oil and gas prices;
•	regulatory changes;
•	shortages of equipment; and
•	lack of technical expertise.

If any of these risks occur, it could adversely affect our financial condition or results of operations.

Any acquisitions we complete are subject to considerable risk.

Even when we make acquisitions that we believe are good for our business, any acquisition involves potential risks, including, among other things:

•	the validity of our assumptions about reserves, future production, revenues and costs, including synergies;
•	an inability to integrate successfully the businesses we acquire;
•	a decrease in our liquidity by using our available cash or borrowing capacity to finance acquisitions;
•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;
•	the assumption of unknown liabilities, losses or costs for which we are not indemnified or for which our indemnity is inadequate;
•	the diversion of management's attention from other business concerns;
•	an inability to hire, train or retain qualified personnel to manage the acquired properties or assets;
•	the incurrence of other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges;
•	unforeseen difficulties encountered in operating in new geographic or geological areas; and
•	customer or key employee losses at the acquired businesses.

Due to our lack of geographic diversification, adverse developments in our operating areas would materially affect our business.

We currently only lease and operate oil and natural gas properties located in Kansas, Colorado, Nebraska and Texas. As a result of this concentration, we may be disproportionately exposed to the impact of delays or interruptions of production from these properties caused by significant governmental regulation, transportation capacity constraints, curtailment of production, natural disasters, adverse weather conditions or other events which impact this area.

We are not the operator of some of our properties and we have limited control over the activities on those properties.

We are not the operator of our Mississippian Project, and our dependence on the operator of this project limits our ability to influence or control the operation or future development of this project. Such limitations could materially adversely affect the realization of our targeted returns on capital related to exploration, drilling or production activities and lead to unexpected future costs.

We may suffer losses or incur liability for events for which we or the operator of a property have chosen not to obtain insurance.

Our operations are subject to hazards and risks inherent in producing and transporting oil and gas, such as fires, natural disasters, explosions, pipeline ruptures, spills, and acts of terrorism, all of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our and others' properties. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. In addition, pollution and environmental risks generally are not fully insurable. As a result of market conditions, existing insurance policies may not be renewed and other desirable insurance may not be available on commercially reasonable terms, if at all. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our business, financial condition and results of operations.

Our hedging activities could result in financial losses or could reduce our available funds or income and therefore adversely affect our financial position.

To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil and gas, we have entered into derivative contracts from December 31, 2014 through June 30, 2016 for approximately 175,000 barrels of crude oil. The settlement of and the mark to market of these contracts could result in both realized and unrealized hedging losses. For the year ended December 31, 2014, we incurred realized and unrealized hedging gains of approximately $5,000,000. The extent of our commodity price exposure is related largely to the effectiveness and scope of our derivative activities. For example, the derivative instruments we may utilize may be based on posted market prices, which may differ significantly from the actual crude oil prices we realize in our operations.

Our actual future production may be significantly higher or lower than we estimate at the time we enter into derivative transactions for such period. If the actual amount is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount is lower than the nominal amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale or purchase of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result of these factors, our derivative activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, while we believe our existing derivative activities are with creditworthy counterparties, continued deterioration in the credit markets may cause a counterparty not to perform its obligation under the applicable derivative instrument or impact their willingness to enter into future transactions with us.

Our business depends in part on processing facilities owned by others. Any limitation in the availability of those facilities could interfere with our ability to market our oil and gas production and could harm our business.

The marketability of our oil and gas production will depend in part on the availability, proximity and capacity of pipelines and oil processing facilities. The amount of oil and gas that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage or lack of available capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we will be provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in pipeline capacity or the capacity of processing facilities could significantly reduce our ability to market our oil and gas production and could materially harm our business.

Our reserves are subject to the risk of depletion because many of our leases are in mature fields that have produced large quantities of oil and gas to date.

A significant portion of our operations are located in or near established fields in Kansas, Colorado, Nebraska, and Texas. As a result, many of our leases are in, or directly offset, areas that have produced large quantities of oil and gas to date. As such, our reserves may be negatively impacted by offsetting wells or previously drilled wells, which could significantly harm our business.

Our lease ownership may be diluted due to financing strategies we may employ in the future.

To accelerate our development efforts, we may take on working interest partners who will contribute to the costs of drilling and completion operations and then share in any cash flow derived from production. In addition, we may in the future, due to a lack of capital or other strategic reasons, establish joint venture partnerships or farm out all or part of our development efforts. These economic strategies may have a dilutive effect on our lease ownership and could significantly reduce our operating revenues.

We may face lease expirations on leases that are not currently held-by-production.

We have numerous leases that are not currently held-by-production, some of which have near term lease expirations and are likely to expire. Although we believe that we can maintain our most desirable leases by conducting drilling operations or by negotiating lease extensions, we can make no guarantee that we can maintain these leases.

We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner or feasibility of doing business.

Development, production and sale of oil and gas in the United States are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include, but are not limited to:

•	location and density of wells;
•	the handling of drilling fluids and obtaining discharge permits for drilling operations;
•	accounting for and payment of royalties on production from state, federal and Indian lands;
•	bonds for ownership, development and production of oil and gas properties;
•	transportation of oil and gas by pipelines;
•	operation of wells and reports concerning operations; and
•	taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations enough to possibly force us to cease our business operations.

Our operations may expose us to significant costs and liabilities with respect to environmental, operational safety and other matters.

We may incur significant costs and liabilities as a result of environmental and safety requirements applicable to our oil and gas production activities. We may also be exposed to the risk of costs associated with Kansas Corporation Commission, the Texas Railroad Commission, and the Colorado Oil and Gas Conservation Commission, requirements to plug orphaned and abandoned wells on our oil and gas leases that were previously drilled by third parties. In addition, we may indemnify sellers or lessors of oil and gas properties for environmental liabilities they or their predecessors may have created. These costs and liabilities could arise under a wide range of federal, state and local environmental and safety laws and regulations, including regulations and enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs, liens and to a lesser extent, issuance of injunctions to limit or cease operations. In addition, claims for damages to persons or property may result from environmental and other impacts of our operations.

Strict, joint and several liability may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. New laws, regulations or enforcement policies could be more stringent and impose unforeseen liabilities or significantly increase compliance costs. If we are not able to recover the resulting costs through insurance or increased revenues, our ability to operate effectively could be adversely affected.

Our ability to use net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

We currently have net operating loss carryforwards that may be available to offset future taxable income. However, changes in the ownership of our stock (including certain transactions involving our stock that are outside of our control) could result (or may have already resulted) in an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, which may significantly limit our ability to utilize our net operating loss carryforwards. To the extent an ownership change has occurred or were to occur in the future, it is possible that the limitations imposed on our ability to use pre-ownership change losses could cause a significant net increase in our U.S. federal income tax liability and could cause U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on the trading price of our common stock and Series A preferred stock.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to assess the effectiveness of its internal control over financial reporting and to provide a report by its registered independent public accounting firm addressing the effectiveness of our internal control over financial reporting. The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. If we are unable to assert that our internal control over financial reporting is effective or if our registered independent public accounting firm is unable to express an opinion on the effectiveness of the internal controls or identifies one or more material weaknesses in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which in turn could have an adverse effect on the trading price of our common stock and

Series A preferred stock. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain effective internal control over financial reporting could have an adverse effect on the trading price of our common stock and Series A preferred stock.

A small number of customers account for a significant portion of our revenues, and the loss of one or more of these customers could materially adversely affect our financial condition and results of operations.

We derive a significant portion of our revenues from a small number of customers. Our financial condition and results of operations could be materially and adversely affected if any one of these customers interrupts or curtails their activities, fail to pay for the services that have been performed, terminate their contracts, fail to renew their existing contracts or refuse to award new contracts and we are unable to enter into contracts with new customers on comparable terms. The loss of any of our significant customers could materially adversely affect our financial condition and results of operations.

We are exposed to the credit risks of our key customers, including certain affiliated companies, and certain other third parties, and nonpayment by these customers and other parties could adversely affect our financial position, results of operations and cash flows.

We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any material nonpayment or nonperformance by key customers and certain other third parties could adversely affect our financial position, results of operations and cash flows. If any key customers or other parties default on their obligations to us, our financial results and condition could be adversely affected. Furthermore, some of these customers and other parties may be highly leveraged and subject to their own operating and regulatory risks.

Our operations might be interrupted by the occurrence of a natural disaster or other catastrophic event.

Natural disasters or other catastrophic events could disrupt our operations or those of our strategic partners, contractors and vendors. We might suffer losses as a result of business interruptions that exceed the coverage available under our and our contractors' insurance policies or for which we or our contractors do not have coverage. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results, and could delay our efforts to identify and execute any strategic opportunities.

Risks Related to Ownership of Our Common Stock

The common stock might not have an active trading market, which could reduce its market value and your ability to sell your shares.

An active trading market for the Series A preferred stock might not exist after issuance of the A common preferred stock offered hereby or, even if it develops, might not last, in which case the trading price of the shares could be reduced and your ability to transfer your shares of common stock could be limited. The trading price of the shares will depend on many factors, including the following:

•	prevailing interest rates;
•	the market for similar securities;
•	general economic conditions; and
•	our financial condition, performance and prospects.

The issuance of future offerings of preferred stock may adversely affect the value of our Series A preferred stock.

Our articles of incorporation, as amended, currently authorizes us to issue up to 25,000,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. We may issue other classes of preferred shares that would rank on parity with or senior to the Series A preferred stock as to dividend rights or rights upon liquidation, winding up or dissolution. The creation and subsequent issuance of additional classes of preferred shares that, with the consent of two-thirds of the holders of the Series A preferred stock, would be senior to or on parity with our Series A preferred stock would dilute the interests of the holders of Series A preferred stock and any issuance of preferred stock that is senior to the Series A preferred stock could affect our ability to pay dividends on, redeem or pay the liquidation preference on the Series A preferred stock.

Non-U.S. Holders may be subject to U.S. income tax with respect to gain on disposition of their common stock.

If we are a U.S. real property holding corporation at any time within the five-year period preceding a disposition of common stock by a non-U.S. holder or the holder’s holding period of the shares disposed of, whichever period is shorter, such non-U.S. holder may be subject to U.S. federal income tax with respect to gain on such disposition. If we are a U.S. real property holding corporation, which we expect we are, so long as the common stock is regularly traded on an established securities market, a non-U.S. holder will not be subject to U.S. federal income tax on the disposition of the common stock unless the holder beneficially owns (directly or by attribution) more than 5% of the total fair market value of the common stock at any time during the five-year period ending either on the date of disposition of such interest or other applicable determination date. For additional information concerning these matters, see “Material U.S. Federal Income Tax Consequences.”

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sales of shares of common stock offered by them pursuant to this prospectus. We will not receive any proceeds from the sale of shares of our common stock by our selling stockholders, but we will bear the costs associated with this registration. The selling stockholders will bear any underwriting commissions and discounts attributable to their sale of shares of our common stock.

DESCRIPTION OF SECURITIES

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 250,000,000 shares of common stock, $0.001 par value, and 25,000,000 shares of preferred stock, $0.001 par value, of which 2,000,000 shares have been designated 10% Series A cumulative redeemable perpetual preferred stock, and 1,764 shares have been designated series B convertible preferred stock. As of August 21, 2015, we had 8,424,161 shares of common stock, 935,248 shares of Series A preferred stock, and 1,763.79175 shares of series B convertible preferred stock outstanding.

As of August 21, 2015, we had an aggregate of 298,664 shares of EnerJex common stock reserved for issuance upon the exercise of outstanding stock options granted under the EnerJex Resources, Inc. 2013 Stock Incentive Plan, and 1,904,286 shares of common stock reserved for issuance under outstanding warrants.

Common Stock

For all matters submitted to a vote of EnerJex stockholders, each holder of EnerJex common stock is entitled to one vote for each share registered in the holder’s name on EnerJex’s books. EnerJex common stock does not have cumulative voting rights. The holders of a majority of the shares of EnerJex common stock can elect all of the directors standing for election. Subject to limitations under Nevada law and preferences that may be applicable to any then outstanding preferred stock, holders of EnerJex common stock are entitled to receive ratably those dividends, if any, as may be declared by the EnerJex board of directors out of legally available funds. Upon the liquidation, dissolution or winding up of EnerJex, the holders of EnerJex common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of EnerJex’s debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. All shares of outstanding EnerJex common stock are fully paid and nonassessable. Holders of EnerJex common stock do not have preemptive or subscription rights, and they have no right to convert their EnerJex common stock into any other securities. There are no redemption or sinking fund provisions applicable to the EnerJex common stock. The rights, preferences and privileges of the holders of EnerJex common stock are subject to the rights of the holders of any series of preferred stock which EnerJex may designate in the future. EnerJex’s articles of incorporation and bylaws do not restrict the ability of a holder of EnerJex common stock to transfer the holder’s shares of EnerJex common stock.

The common stock trades on the NYSE MKT under the symbol “ENRJ.”

Preferred Stock

The EnerJex board of directors is authorized, without approval of EnerJex stockholders subject to any limitations prescribed by law, to issue up to an aggregate of 25,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of EnerJex common stock and Series A preferred stock (with the prior approval of the holders of a two-thirds of the issued and outstanding shares of the Series A preferred stock) will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. The EnerJex board of directors could authorize the issuance of shares of preferred stock with terms and conditions more favorable than the EnerJex common stock or Series A preferred stock (with the prior approval of the holders of a two-thirds of the issued and outstanding shares of the Series A preferred stock) and with rights that could adversely affect the voting power or other rights of holders of the EnerJex common stock or Series A preferred stock. Prior to issuance of shares of each series of undesignated preferred stock, the EnerJex board of directors is required by the Nevada Revised Statutes and

EnerJex’s amended and restated articles of incorporation to adopt resolutions and file a Certificate of Designations with the Secretary of State of the State of Nevada, fixing for each such series the designations, powers, preferences, rights, qualifications, limitations and restrictions of the shares of such series. If such new series of preferred stock has rights that are senior or equal to those of the Series A preferred stock with respect to dividends or liquidation proceeds, then the terms of such new series must be approved by holders of two-thirds of the issued and outstanding shares of Series A preferred stock. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of EnerJex.

Anti-Takeover Effects of Provisions of EnerJex’s Amended and Restated Articles of Incorporation and Bylaws and Nevada Law

Some provisions of EnerJex’s amended and restated articles of incorporation and bylaws and Nevada law contain provisions that could make the following transactions more difficult: an acquisition of EnerJex by means of a tender offer; an acquisition of EnerJex by means of a proxy contest or otherwise; or removal of EnerJex’s incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that EnerJex stockholders may otherwise consider to be in their best interest or in EnerJex’s best interests, including transactions that might result in a premium over the market price for EnerJex’s shares.

These provisions, summarized below, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of EnerJex to first negotiate with the EnerJex board of directors. The EnerJex board of directors believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure EnerJex outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Articles of Incorporation and Bylaws

The following provisions in EnerJex’s amended and restated articles of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control or change in EnerJex’s management, including transactions that EnerJex stockholders may otherwise consider to be in their best interest or in EnerJex’s best interests, including transactions that might result in a premium over the market price for EnerJex’s shares.

•	Authorized But Unissued Capital Stock. EnerJex has shares of common stock and undesignated preferred stock available for future issuance without stockholder approval. EnerJex may use these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital or to facilitate corporate acquisitions or for payment as a dividend on its capital stock. The existence of unissued and unreserved capital stock may enable the EnerJex board of directors to issue shares to persons friendly to current management that could render more difficult or discourage a third-party attempt to obtain control of EnerJex by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of EnerJex’s management. In addition, the ability to authorize undesignated preferred stock makes it possible for the EnerJex board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of EnerJex. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of EnerJex.
•	Stockholder Meetings. EnerJex’s amended and restated bylaws provide that a special meeting of stockholders may be called only by EnerJex’s chairman of the board, president and chief executive officer, or by the EnerJex board of directors.
•	Requirements for Advance Notification of Stockholder Nominations and Proposals. EnerJex’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the EnerJex board of directors or a committee of the EnerJex board of directors.

•	No Cumulative Voting Rights. EnerJex’s amended and restated articles of incorporation and bylaws do not provide for cumulative voting rights. The holders of a majority of the shares of common stock entitled to vote in any election of directors, voting together as a single class, can elect all of the directors standing for election.

Nevada Anti-Takeover Law

As a Nevada corporation, EnerJex is subject to Section 78.411 to 78.444 of the Nevada Revised Statutes. This law prohibits a publicly-held Nevada corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 78-416 of the Nevada Revised Statues defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10 percent or more of the corporation’s assets involving the interested stockholder;
•	in general, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Limitation of Liability and Indemnification

EnerJex’s amended and restated articles of incorporation contains certain provisions permitted under the Nevada Revised Statutes relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law.

In addition, EnerJex’s amended and restated articles of incorporation contain provisions to indemnify EnerJex’s directors and officers to the fullest extent permitted by the Nevada Revised Statutes.

Transfer Agent and Registrar

The transfer agent and registrar for EnerJex common stock, Series A preferred stock and Series B preferred stock is Standard Registrar & Transfer Co., Inc.

SELLING SHAREHOLDERS

This prospectus relates to the offering and sale, from time to time, of up to 2,202,474 shares of our common stock, held by the stockholders named in the table below, which amount includes 298,188 common shares issuable upon conversion of Series B Preferred Stock and 1,904,286 common shares issuable upon the exercise of warrants held by the selling stockholders. The selling stockholders may exercise their warrants at any time in their sole discretion.

On March 11, 2015, we and certain select accredited investors entered into a securities purchase agreement pursuant to which sold 763,547 shares of common stock, 1,763.79175 shares of series B convertible preferred stock, and warrants to purchase 1,771,428 shares of common stock at an exercise price of $2.75 per share. If at any time after the six month anniversary of the closing under Series B Financing the shares of common stock issuable under the warrants are not registered under the Securities Act of 1933, as amended, the warrants will have a cashless exercise provision. The warrants will not be exercisable for the first six months following issuance.

In connection with our series B financing, on March 11, 2015, we entered into a placement agency agreement with Northland Securities, Inc. and Euro Pacific Capital, Inc. pursuant to which the placement agents agreed to act as our exclusive placement agents for the issuance and sale of the securities in the series B financing. In connection with the successful completion of the transactions, for the price of $50, the placement agents purchased a five-year warrant to purchase an aggregate amount of 106,285 shares of our common stock at an exercise price of $2.75. If at any time after the six month anniversary of the closing under series B financing the shares of common stock issuable under the warrants are not registered under the Securities Act of 1933, as amended, the warrants will have a cashless exercise provision. The warrants will not be exercisable for the first six months following issuance.

The warrants were issued pursuant to an exemption from registration under the Securities Act of 1933 in reliance on Sections 3(a)(9) and 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder as transactions by an issuer not involving a public offering.

The selling stockholders identified in the table below may from time to time offer and sell under this prospectus any or all of the shares of common stock described under the column “Shares of Common Stock Being Offered in this Offering” and/or any or all of the shares of preferred stock described under the column “Shares of Preferred Stock Being Offered in this Offering” in the tables below. The table below has been prepared based upon information furnished to us by the selling stockholders as of the dates represented in the footnotes accompanying the table. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly and as required.

The following tables and footnotes disclosure following the table sets forth the name of each selling stockholder, the nature of any position, office or other material relationship, if any, that the selling stockholder has had within the past three years with us, and the number of shares of our common stock and preferred stock beneficially owned by the selling stockholder before this offering. The number of shares reflected are those beneficially owned, as determined under applicable rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under applicable SEC rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days after June 18, 2015 through the exercise of any option, warrant or right or through the conversion of any convertible security. Unless otherwise indicated in the footnotes to the table below and subject to community property laws where applicable, we believe, based on information furnished to us, that each of the selling stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

We have assumed that all shares of common stock and preferred stock reflected in the tables as being offered in the offering covered by this prospectus will be sold from time to time in this offering. We cannot provide an estimate as to the number of shares of common stock or preferred stock that will be held by the selling stockholders upon termination of the offering covered by this prospectus because the selling stockholders may offer some, all or none of their shares of common stock being offered in the offering.

Common Stock to be Sold in Offering

Selling Stockholder	Shares of Common Stock Beneficially Owned Before This Offering		Percentage of Outstanding Common Stock Beneficially Owned Before This Offering(1)	Shares of Common Stock Being Offered in This Offering		Shares of Common Stock Beneficially Owned Upon Completion of This Offering		Percentage of Outstanding Common Stock Beneficially Owned Upon Completion of This Offering(1)(2)
Alpha Capital Anstalt	832,259	(3)	9.9%	832,259	(3)	832,259	(3)	9.9	*
Euro Pacific Capital, Inc	53,143		*	53,143		—			*
Northald Securities, Inc.	53,143		*	53,143		—			*
Shawn Messner	13,286		*	13,286		—			*
Adam Connors	13,286		*	13,286		—			*
Total	1,904,286		9.9%	1,904,286		1,904,286		9.9%

*	Less than 1%.
(1)	Percentage ownership is based on a denominator equal to the sum of (i) 8,424,661 shares of our common stock outstanding as of June 8, 2015, and (ii) the number of shares of common stock and shares of common stock issuable upon exercise or conversion of convertible securities beneficially owned by the applicable selling stockholder.
(2)	Assumes that all shares of common stock being registered under the registration statement of which this prospectus forms a part are sold in this offering, and that none of the selling stockholders acquire additional shares of our common stock after the date of this prospectus and prior to completion of this offering.
(3)	Does not include (a) 939,169 shares of our common stock issuable upon the exercise of warrants held by ACA, which warrants contain a customary 9.9% blocker provision and, thus, are not exercisable within 60 days, and (b) 1,701,716 shares of our common stock issuable upon the conversion of 1,242.17099 shares of our Series B Preferred Stock held by ACA, which preferred shares also contain a 9.9% blocker and, thus, are not convertible within 60 days. Based solely on a Schedule 13G filed with the SEC by ACA on March 16, 2015, ACA has sole voting power with respect to this common stock. Konrad Ackerman is the managing member of ACA Capital Anstalt and as such has voting and investment power over the securities owned by selling stockholder. Mr. Ackerman disclaims beneficial ownership over these shares.

PLAN OF DISTRIBUTION

Trading Market

Our common stock is listed on the NYSE MKT under the symbol “ENRJ”.

As of the date of this prospectus, we have not been advised by the selling stockholders as to any plan of distribution. Distributions of the shares by the selling stockholders, or by their partners, pledgees, donees (including charitable organizations), transferees or other successors in interest, may from time to time be offered for sale either directly by such persons, or through underwriters, dealers or agents or on any exchange on which the shares may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The methods by which the shares may be sold include:

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;
•	exchange distributions and/or secondary distributions;
•	sales in the over-the-counter market;
•	underwritten transactions;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
•	privately negotiated transactions.

Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may effect such transactions by selling the common stock to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensations in the form of discounts or commissions from the selling stockholders and may receive commissions from the purchasers of the common stock for whom they may act as agent. The selling stockholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the shares for sale under the Securities Act and to indemnify the selling stockholders and each person who participates as an underwriter in the offering of the shares against certain civil liabilities, including certain liabilities under the Securities Act.

In connection with sales of the common stock under this prospectus, the selling stockholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders also may sell shares of common stock short and deliver them to close out the short positions, or loan or pledge the shares of common stock to broker-dealers that in turn may sell them.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be underwriters, and any profit on sale of the shares by them and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling stockholders may be deemed to be an underwriter within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that are attributed to the sale of common stock will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to EnerJex that it acquired the securities subject to this registration statement in the ordinary course of the selling stockholder’s business and, at the time of its purchase of such securities the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

There can be no assurances that the selling stockholders will sell any or all of the shares offered under this prospectus.

INFORMATION WITH RESPECT TO REGISTRANT

All information, except the ownership of certain beneficial owners and management, required under Item 11 of Registration Statement on Form S-1 is incorporated herein by reference to our 2014 Form 10-K for the fiscal year ended December 31, 2014, Quarterly Reports on Form 10-Q for the quarter ended March 31, 2015 and June 30, 2015, and our Definitive Proxy Statement on Schedule 14A filed on April 2, 2015, in connection with our Annual Meeting of Stockholders.

Information regarding the following is incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2015 and June 30, 2015, respectively:

•	Description of Business
•	Description of Property;
•	Legal Proceedings;
•	Financial Statements;
•	Selected Financial Data;
•	Supplementary Financial Information;
•	Management’s Discussion and Analysis of Financial Condition and Results of Operation;
•	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure; and
•	Quantitative and Qualitative Disclosures about Market Risk.

Information regarding the following is incorporated by reference form our Definitive Proxy Statement on Schedule 14A filed on April 3, 2015, in connection with our 2015 Annual Meeting of Stockholders:

•	Directors, Executive Officer and Corporate Governance;
•	Executive Compensation; and
•	Certain Relationships and Related Transactions, and Director Independence.

OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information, to the best of EnerJex’s knowledge, about the ownership of EnerJex’s common stock on August 21, 2015 relating to those persons known to beneficially own more than 5% of EnerJex’s capital stock and by EnerJex’s directors and executive officers. The percentage of beneficial ownership for the following table is based on 8,424,661 shares of common stock outstanding.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes shares of common stock that the stockholder has a right to acquire within 60 days after August 21, 2015 pursuant to options, warrants, conversion privileges or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of EnerJex’s common stock.

Name and Address of Beneficial Owner(1)	Number of Shares		Percent of Outstanding Shares of Common Stock(2)
Robert G. Watson, Jr., CEO/President and Director(3)	326,666		3.9%
Ryan A. Lowe, Director(4)(5)(6)	453,298		5.4%
Lance W. Helfert, Director (4)(5)(6)	471,524		5.6%
James G. Miller, Director	149,924		1.8%
Richard E. Menchaca, Director	5,000		0.1%
Orfalea Family Foundation PO Box 955 Summerland, CA 93067	579,558		6.9%
Montecito Venture Partners, LLC(4) 1205 Coast Village Road Montecito, California 93108	439,597		5.2%
Natalie Fleet Orfalea Revocable Trust PO Box 955 Summerland, CA 93067	685,240		8.2%
Paul J. Orfalea Living Trust 1205 Coast Village Road Montecito, CA 93108	685,240		8.2%
Douglas M. Wright, CFO	41,667		0.6%
David L. Kunovic, EVP Exploration	23,661		0.1%
Alpha Capital Anstalt Pradafant 7, Furstentums 9490 Vaduz, Liechtenstein	832,259	(7)	9.9%
Newman Family Trust	536,118		6.4%
All Directors and Officers as a Group (7 persons)	4,473,659		11.8%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). Except as otherwise noted, the address of each person is care of the Registrant, 4040 Broadway, Suite 508, San Antonio, Texas 78209.
(2)	Figures are rounded to the nearest tenth of a percent.
(3)	Includes 266,667 shares held by RGW Energy, LLC, of which Mr. Watson is the sole member, and 60,000 fully vested shares under an option granted to Mr. Watson to purchase 60,000 shares of common stock at $6.00 per share.

(4)	Montecito Venture Partners, LLC is a controlled affiliate of West Coast Asset Management, Inc. and Ryan A. Lowe and Lance W. Helfert are the Managers of Montecito Venture Partners, LLC, which directly owns all of the shares listed opposite its name in the table above. Each Reporting Person disclaims beneficial ownership of all securities reported herein, except to the extent of their pecuniary interest therein, if any, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares for purposes of Section 16 of the Securities and Exchange Act of 1934 or for any other purposes.
(5)	Includes 439,597 shares owned by Montecito Venture Partners, LLC.
(6)	Includes 439,597 shares owned by Montecito Venture Partners, LLC.
(7)	Includes 68,712 shares of our common stock issuable upon the exercise of warrants that are exercisable within 60 days held by Alpha Capital Anstalt (“ACA”). Does not include (a) 939,169 shares of our common stock issuable upon the exercise of warrants held by ACA, which warrants contain a customary 9.9% blocker provision and, thus, are not exercisable within 60 days, and (b) 1,701,716 shares of our common stock issuable upon the conversion of 1,242.17099 shares of our Series B Preferred Stock held by ACA, which preferred shares also contain a 9.9% blocker and, thus, are not convertible within 60 days. Based solely on a Schedule 13G filed with the SEC by ACA on March 16, 2015, ACA has sole voting power with respect to this common stock. Konrad Ackerman is the managing member of ACA Capital Anstalt and as such has voting and investment power over the securities owned by selling stockholder. Mr. Ackerman disclaims beneficial ownership over these shares.

EXPERTS

The financial statements of EnerJex as of December 31, 2014, and for the year ended December 31, 2014, incorporated in this prospectus by reference, and the effectiveness of EnerJex's internal control over financial reporting as of December 31, 2014, has been audited by RBSM, LLC, an independent registered public accounting firm, as stated in their reports. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of EnerJex as of December 31, 2013, and for the year ended December 31, 2013, incorporated in this prospectus by reference, and the effectiveness of EnerJex's internal control over financial reporting as of December 31, 2013, has been audited by L.L. Bradford & Company, LLC, an independent registered public accounting firm, as stated in their reports. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The information incorporated in this prospectus by reference, as of December 31, 2014 and 2013 relating to EnerJex’s estimated quantities of oil and gas reserves is derived from reserve reports prepared by MHA Petroleum Consultants LLC. This information is included in this prospectus in reliance upon such firm as experts in matters contained in the reports.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

In addition, we maintain a website that contains information, including copies of reports, proxy statements and other information we file with the SEC. The address of our website is www.enerjex.com. Information contained on our website or that can be accessed through our website does not constitute a part of this prospectus. We have included our website addresses only as inactive textual references and do not intend it to be an active link to its website.

We have filed with the SEC a registration statement on Form S-1, which includes exhibits and amendments, under the Securities Act, with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as our other reports filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov, which contains the Form S-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses (other than discounts, commissions, and fees of underwriters, selling brokers, dealer managers or similar securities industry professionals) to be incurred in connection with the offering of the securities being registered hereby, all of which will be borne by us. All of the amounts shown are estimated except the SEC registration fees.

SEC registration fee	$
FINRA filing fees	$	*
Printing expenses	$	*
Legal fees and expenses		$10,000
Underwriting Fees	$	*
Accounting fees and expenses		$2,500
Total		$12,905.79

*	to be included in amendment

Item 14. Indemnification of Directors and Officers.

Section 78.7502(1) of the Nevada Revised Statutes (“NRS”) authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent “who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation” due to his or her corporate role. Section 78.7502(1) extends this protection “against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.”

Section 78.7502(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were in or not opposed to the corporation’s best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.7502(1) or 78.7502(2), Section 78.7502(3) of the NRS requires that he be indemnified “against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.”

Unless ordered by a court or advanced pursuant to Section 78.751(2), Section 78.751(1) of the NRS limits indemnification under Section 78.7502 to situations in which either (1) the stockholders, (2) the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

Section 78.751(2) authorizes a corporation’s articles of incorporation, bylaws or agreement to provide that directors’ and officers’ expenses incurred in defending a civil or criminal action must be paid by the corporation as incurred, rather than upon final disposition of the action, upon receipt by the director or officer to repay the amount if a court ultimately determines that he is not entitled to indemnification.

Section 78.751(3)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(3) (b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The Registrant is not aware of any threatened litigation or other proceeding that may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities.

On May 15, 2015, we issued 17,500 shares of Common Stock and 3,000 Series A preferred stock to a vendor’s designee in consideration of public relations services pursuant to an exemption from registration under Regulation D.

Item 16. Exhibits and Financial Statement Schedules.

The list of exhibits in the Index to Exhibits to this registration statement is incorporated herein by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, changes in the volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas on August 24, 2015.

EnerJex Resources, Inc., a Nevada corporation

By:	/s/ Robert G. Watson, Jr. Robert G. Watson, Jr. Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Robert G. Watson, Jr., and acting singly, as the person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in the person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any additional registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated, on the dates indicated.

/s/ Robert G. Watson Robert G. Watson	Director and Chief Executive Officer (Principal Executive Officer)	August 24, 2015
/s/ Douglas M. Wright Douglas M. Wright	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 24, 2015
/s/ R. Atticus Lowe R. Atticus Lowe	Director and Senior Vice President of Corporate Marketing	August 24, 2015
/s/ Lance Helfert Lance Helfert	Director	August 24, 2015
/s/ James G. Miller James G. Miller	Director	August 24, 2015
/s/ Richard Menchaca Richard Menchaca	Director	August 24, 2015

INDEX TO EXHIBITS

In reviewing the agreements included as exhibits to this registration statement, please remember that they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about EnerJex or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about EnerJex may be found elsewhere in this registration statement and their other public filings, which are available without charge through the SEC’s website at http://www.sec.gov.

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and among Registrant, BRE Merger Sub, Inc., Black Raven Energy, Inc. and West Coast Opportunity Fund, LLC dated July 23, 2013 (incorporated herein by reference to Exhibit 10.4 on Form 8-K filed July 29, 2013).
3.1	Amended and Restated Articles of Incorporation, as currently in effect (incorporated by reference to Exhibit 3.1 to the Form 10-Q filed on August 14, 2008).
3.2	Amended and Restated Bylaws, as currently in effect (incorporated by reference to Appendix C to Schedule 14A, filed on June 6, 2013).
3.3	Certificate of Amendment of Articles of Incorporation as filed with the Nevada Secretary of State on May 29, 2014 (incorporated herein by reference as Exhibit 3.1 on Current Report Form 8-K filed on May 29, 2014).
3.4	Certificate of Amendment of Articles of Incorporation (incorporated by reference as Exhibit 3.1 on Current Report Form 8-K filed on May 29, 2014).
3.5	Amended and Restated Certificate of Designation for Series A Preferred Stock (incorporated by reference to Exhibit 4.6 to the Form S-1/A filed on June 3, 2014).
3.6	Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (incorporated herein by reference as Exhibit 4.1 on Current Report Form 8-K filed on March 11, 2015).
4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.3 to the Form S-1/A filed on May 27, 2008).
4.2	Specimen Series A Preferred Stock Certificate (incorporated by reference to Exhibit 4.4 to the Form S-1/A filed on June 3, 2014).
4.3	Specimen Series B Convertible Preferred Stock Certificate (incorporated herein by reference as Exhibit 4.2 on Current Report Form 8-K filed on March 11, 2015).
4.4	Amended and Restated Certificate of Designation for Series A Preferred Stock (incorporated by reference to Exhibit 4.6 to the Form S-1/A filed on June 3, 2014).

Exhibit No.	Description
4.5	Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (incorporated herein by reference as Exhibit 4.1 on Current Report Form 8-K filed on March 11, 2015).
5.1	Legal Opinion of Reicker, Pfau, Pyle & McRoy LLP*
10.1	Amended and Restated 2002/2003 Stock Option Plan (incorporated by reference to Exhibit 10 to the Form 8-K filed on May 11, 2007).
10.2	Form of Officer and Director Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on October 16, 2008)
10.3	Amended and Restated Credit Agreement dated October 3, 2011 (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on October 6, 2011).
10.4	Rantoul Partners General Partnership Agreement dated December 14, 2011 (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on December 14, 2011).
10.5	First Amendment to Amended and Restated Credit Agreement dated December 14, 2011 (incorporated herein by reference to Exhibit 10.2 on Form 8-K filed on December 14, 2011).
10.6	First Amendment to General Partnership Agreement for Rantoul Partners dated March 30, 2012 (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on April 5, 2012).
10.7	Share Option Agreement by and among the EnerJex and Enutroff dated August 31, 2012 (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on October 10, 2012).
10.8	Second Amendment to Amended and Restated Credit Agreement dated August 31, 2012 (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on November 8, 2012).
10.9	Third Amendment to Amended and Restated Credit Agreement dated November 2, 2012 (incorporated herein by reference to Exhibit 10.2 on Form 8-K filed on November 8, 2012).
10.10	Securities and Asset Purchase Agreement by and among Registrant and James Loeffelbein and Enutroff dated November 3, 2012 (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on January 7, 2013).
10.11	Second Amendment to General Partnership Agreement of Rantoul Partners dated November 27, 2012 (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on November 29, 2012).
10.12	Amended and Restated Employment Agreement by and among Registrant and Robert G. Watson, Jr. dated December 31, 2012 (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on January 4, 2013).
10.13	Partial Assignment of Assets by and among Rantoul Partners and Working Interest, LLC, dated December 31, 2012 (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on January 30, 2013).
10.14	Fourth Amendment to Amended and Restated Credit Agreement by and among Registrant and Texas Capital Bank dated December 31, 2012 (incorporated herein by reference to Exhibit 10.2 on Form 8-K filed on January 30, 2013).
10.15	First Amendment to Amended & Restated Mortgage Security Agreement, Financing Statement and Assignment of Production by and among Working Interest, LLC and Texas Capital Bank dated December 31, 2012 (incorporated herein by reference to Exhibit 10.3 on Form 8-K filed on January 30, 2013).
10.16	Mortgage, Security Agreement, Financing Statement and Assignment of Production and Revenues by and among Working Interest, LLC and Texas Capital Bank dated December 31, 2012 (incorporated herein by reference to Exhibit 10.4 on Form 8-K filed on January 30, 2013).
10.17	2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 on Registration Statement on Form S-8 filed on June 12, 2013).

Exhibit No.	Description
10.18	Fifth Amendment to Amended and Restated Credit Agreement by and among Registrant and Texas Capital Bank, N.A. dated September 30, 2013 (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed October 1, 2013).
10.19	Sixth Amendment to Amended and Restated Credit Agreement by and among Registrant and Texas Capital Bank, N.A., dated November 19, 2013 (incorporated by reference to Exhibit 10.37 to Form 10-Q filed May 13, 2014).
10.20	Exchange Agreement between Enerjex Resources, Inc. and holders of Series A preferred stock (incorporated by reference to Exhibit 10.35 to Form S-1/A filed on April 22, 2014).
10.21	Seventh Amendment to Amended and Restated Credit Agreement by and among Registrant and Texas Capital Bank, N.A. dated May 22, 2014 (incorporated by reference to Exhibit 10.1 to Form 8-K filed May 27, 2014).
10.22	Form of Securities Purchase Agreement dated as of March 11, 2015 (incorporated herein by reference as Exhibit 10.1 on Current Report Form 8-K filed on March 11, 2015).
10.23	Eighth Amendment to Amended and Restated Credit Agreement by and among Registrant and Texas Capital Bank, N.A. dated August 13, 2014 (incorporated herein by reference as Exhibit 10.23 on Form 10-K filed March 31, 2015).
10.24	Ninth Amendment to Amended and Restated Credit Agreement by and among Registrant and Texas Capital Bank, N.A. dated April 29, 2015 (incorporated by reference to Exhibit 10.1 to Form 8-K filed May 5, 2015).
10.25	Purchase Agreement by and among Registrant and Northland Securities, Inc. dated May 8, 2015 (incorporated herein by reference as Exhibit 1.1 on Form 8-K filed May 8, 2015).
21.1	Subsidiaries*
23.1	Consent of L.L. Bradford & Company, LLC, independent registered public accounting firm*
23.2	Consent of MHA Petroleum Consultants, LLC*
23.3	Consent of RBSM, LLC, independent registered public accounting firm*
24.1	Power of Attorney (included with signatures).

(b)	Financial Statement Schedules
*	Filed herewith.
†	To be filed by amendment.